November 24, 2009

Securities and Exchange Commission

Public Filing Desk

100 F Street N.E.

Washington, D.C. 20549

RE:

Santa Barbara Group of Mutual Funds, Inc., File Numbers 333-56546 and 811-07414

Ladies and Gentlemen:

On November 20, 2009, we received your comments with respect to the Schedule 14A Preliminary Proxy Statement filed by the Santa Barbara Group of Mutual Funds, Inc. (the “Registrant”), related to the Montecito Fund and the PFW Water Fund (the “Funds”).  Your comments are set forth below and each is followed by the Registrant’s response.

Proxy Statement

Comment 1:	Please revise all references to the date of the shareholder meeting to December 18, 2009.
Response:	All references to the date of the shareholder meeting have been revised to indicate that the meeting will be held on December 18, 2009 at 3:30 p.m EDT.
Comment 2:

In the first paragraph on page 3 under “PROPOSAL I,” the disclosure that the New Advisory Agreement "is identical in all material respects" to the Current Advisory Agreements contradicts the disclosure in last paragraph on page 4, which states that the New Advisory Agreement “has no similar requirements” with respect to fees.

Response:

Consistent with the disclosure on page 6 regarding the New Advisory Agreement, the disclosure in the first paragraph on page 3 under "PROPOSAL I" has been revised as follows:

The New Advisory Agreement is similar  ~~in all material respects to~~ the Current Advisory Agreements (as hereinafter defined).

General

Comment 1:	Please provide a statement in response to the generic “Tandy” comments.
Response:

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

THOMPSON HINE LLP